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                             October 12, 2022

       Jeffrey Chi
       Chief Executive Officer
       Vickers Vantage Corp. I
       1 Harbourfront Avenue, #16-06
       Keppel Bay Tower, Singapore 098632
       Singapore

                                                        Re: Vickers Vantage
Corp. I
                                                            Registration
Statement on Form S-4
                                                            Response dated
October 4, 2022
                                                            File No. 333-264941

       Dear Jeffrey Chi:

              We have reviewed your October 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2022 letter.

       Registration Statement on Form S-4 filed May 13, 2022

       Questions and Answers About the Business Combination and the Meeting, page 6

   1. Please add a Q&A discussing the material terms of the Funding Letter entered into with
                                                        Sorrento and the
reasoning for entering into this agreement. Please also disclose if any consideration was
received by Sorrento in connection with the Funding Letter. In your revisions, please
include a discussion of the consequences to investors if the Maximum
                                                        Redemption scenario
occurs and Sorrento elects not to provide funds pursuant to the
                                                        Funding Letter.
 Jeffrey Chi
FirstName   LastNameJeffrey Chi
Vickers Vantage  Corp. I
Comapany
October  12,NameVickers
             2022        Vantage Corp. I
October
Page  2 12, 2022 Page 2
FirstName LastName
Questions and Answers About the Business Combination and the Meeting
Q: What is the Debt Exchange Agreement?, page 7

2. We note the draft disclosures you intend to include in your next amendment regarding the
         Funding Letter. Please expand your disclosures to address each of the following:
             Clarify, if correct, that Sorrento has the option to fund Scilex's Loan Request under the Funding Letter but not the requirement. Discuss the consequences to the
             Business Combination if Sorrento elects not to provide Scilex with the loan amount.
             Provide a more recent amount of the Aggregate Outstanding Amount to the extent that additional debt has been incurred by Scilex. In this regard, we note from your draft disclosures on page 310 that Scilex repurchased the remaining outstanding principal balance under the Scilex Pharma Notes of $39.7 million with only $6.8 million in cash and cash equivalents as of June 30, 2022.
             Revise the aggregate number of shares of Scilex Preferred Stock that would be issued at closing and the number of shares of New Scilex Series A Preferred Stock and New
             Scilex Common Stock that would be issued at the Effective Time in consideration for the subsequent debt issuances and the amount Scilex would need to request under the
             Funding Letter to meet the minimum net tangible asset balance. Please address this comment throughout the Form S-4.
Q: What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares..., page 9

3. Please update this Q&A to include the potential future sources of dilution arising from the
         Funding Letter entered into with Sorrento.
Risk Factors, page 39

4. Please include a risk factor discussing the material risks to investors arising from the funding letter entered into with Sorrento. Please affirmatively state, if true, that Sorrento has the option, but not the obligation, to advance funding to Scilex to ensure the parties meet the net tangible asset requirement of $5,000,001 at the Effective Time of the merger. Your risk factor should also address the material risks to investors if Sorrento does not elect to advance funding to Scilex, including the risk that the parties may fail to meet the net tangible asset requirement and will not be able to proceed with the business combination.
Background of the Business Combination, page 116

5. Please revise this section to provide a more fulsome description of the discussions and negotiations related to the Funding Letter. Include a discussion of any negotiated terms, parties involved in any negotiations, alternative transactions considered and the parties'
         reasoning for choosing to enter into the Funding Letter.
 Jeffrey Chi
FirstName   LastNameJeffrey Chi
Vickers Vantage  Corp. I
Comapany
October  12,NameVickers
             2022        Vantage Corp. I
October
Page  3 12, 2022 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 301

6. To the extent that Sorrento funded all or any portion of Scilex's repayment of the Scilex
         Pharma Notes for $39.7 million on September 28, 2022, please revise the tablular presentation at the bottom of page 302 and footnote 4 to update the Aggregate
         Outstanding Amount per the Debt Exchange Agreement for this transaction and the corresponding number of shares of New Scilex Series A Preferred Stock and New Scilex
         Common Stock to be issued. To provide investors with a more easily understandable presentation, revise footnote 4 to include a tabular format for the New Scilex Common
         Stock and New Scilex Series A Preferred Stock to be issued (a) as merger consideration;
         (b) under the Debt Exchange Agreement based on the Aggregate Outstanding Amount as of June 30, 2022; (c) the additional Aggregate Outstanding Amount due to the repayment of the Scilex Pharma Notes on September 28, 2022; and (d) the additional Aggregate
         Outstanding Amount due to the Funding Letter under the maximum redemption scenario only.
7. Based on the language in the draft Funding Letter, it appears that Sorrento is not required to honor any Loan Request by Scilex. If this is correct, please expand your presentation for the maximum redemption scenario to give effect to the full range of possible results
         (i.e., Sorrento fulfills Scilex's Loan Request and Sorrent elects not to fulfill Scilex's Loan
         Request). For the scenario under which Sorrento does not elect to fulfill Scilex's Loan
         Request, clearly disclose the implications to the closing of the Business Combination.
         Refer to Article 11-02(a)(10) of Regulation S-X for guidance.
8. Please expand the table presented at the bottom of page 302 to also disclose the number of shares of New Scilex Series A Preferred Stock to be issued to Sorrento under each scenario presented to allow investors to fully understand the capital structure of the merged entity.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 305

9. Please reflect Scilex's repayment of the Scilex Pharma Notes in accordance with the fourth amendment to those Notes on September 28, 2022. Also address this comment to the corresponding pro forma statements of operations. Refer to Article 11-01(a)(8) of
         Regulation S-X for guidance.
Note 3 - Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, page 315

10.      We note the expanded disclosures you intend to include for footnote
(G). It is unclear
         why you have included the expanded disclosures with this footnote, since the additional information is not relevant under the No Redemption Scenario for which footnote (G)
         relates. Rather, it would appear this additional disclosure is more appropriately related to footnote (O).
11. We note your addition of footnote (O) for the Funding Letter. Please expand this
 Jeffrey Chi
Vickers Vantage Corp. I
October 12, 2022
Page 4
      disclosure to demonstrate how the $29.1 million of additional funding from Sorrento results in net tangible assets of $6 million. Ensure your disclosure clearly addresses the
      $42.6 million of intangibles-net and $13.5 million of goodwill included in total assets. In this regard, we note your reference to Rule 3a51-1(g)(1) of the Exchange Act on page 7 for the definition of net tangible assets.
13. Subsequent Events, page F-101

12. Please expand your disclosures to include the repayment and extinguishment of the Scilex
      Pharma Notes on September 28, 2022, including how the repayment was funded and how the transaction was accounted for in the financial statements.
       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey Chi
                                                            Division of
Corporation Finance
Comapany NameVickers Vantage Corp. I
                                                            Office of Life
Sciences
October 12, 2022 Page 4
cc:       Joan Guilfoyle, Esq.
FirstName LastName